UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number 001-37652

Biodexa Pharmaceuticals PLC

(Translation of registrant’s name into English)

1 Caspian Point,

Caspian Way

Cardiff, CF10 4DQ, United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

The information included in this report on Form 6-K, including Exhibits 10.1, 10.2, 10.3, 10.4, 10.5, and 10.6, shall be deemed to be incorporated by reference into the registration statements on Form S-8 (File Number 333-209365) and Form F-3 (File Number 333-267932) of the Company (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXPLANATORY NOTE

Assignment and Exchange Agreement

On November 22, 2023, Biodexa Pharmaceuticals PLC (the “Company”) entered into an Assignment and Exchange Agreement (the “A&E Agreement”) with Adhera Therapeutics, Inc., a Delaware corporation (“Adhera”), and certain holders (the “Secured Noteholders”) of secured loan notes issued by Adhera (the “Adhera Secured Notes”), pursuant to which Adhera agreed to assign all of its rights to the compound tolimidone to the Company, a selective activator of the enzyme lyn kinase which increase phosphorylation of insulin substrate -1, thereby amplifying the signaling cascade initiated by the binding of insulin to its receptor. Adhera previously entered into an exclusive license agreement with Melior Pharmaceuticals I, Inc., a Delaware corporation (“Melior”), for the development and commercialization of tolimidone in most territories other than China, South Korea and a number of smaller Asian territories which Melior licensed to Bukwang Pharmaceutical Co. Ltd., headquartered in South Korea (“Bukwang”).

In connection with the assignment, the Company agreed to pay $0.3 million in cash to Adhera (the “Initial Cash Consideration”) and issue $2.0 million of its American Depositary Shares (“Depositary Shares”), each Depositary Share representing 400 of the Company’s ordinary shares, nominal value £0.001 per share (the “Ordinary Shares”), valued at the final offering price per Class A Unit (“Class A Offering Price”) to be offered by the Company in a registered offering (“Offering”) being made pursuant to the Registration Statement on Form F-1, filed with the Securities and Exchange Commission (“SEC”) on October 6, 2023, as may be amended from time to time, to the Secured Noteholders. In addition, provided the Secured Noteholders, as a group, subscribe for not less than $4.0 million of Class A Units in the Offering, the Company agreed to pay a further $0.4 million in cash to Adhera and issue a further $3.0 million of its Depositary Shares, valued at the Class A Offering Price, to the Secured Noteholders. There is no guarantee the Secured Noteholders will purchase any units in the Offering. The A&E Agreement also provides for additional payments, totaling $4.0 million of our Depositary Shares in the aggregate, to be issued to the Secured Noteholders upon the completion of a positive Phase II clinical study of tolimidone in Type-1 diabetes and upon the first commercial sale of tolimidone.

All of the Depositary Shares issued by the Company pursuant to the A&E Agreement will be distributed amongst the Secured Noteholders who are parties to the A&E Agreement. Upon receipt of the Depositary Shares issued pursuant to the A&E Agreement as of the closing of the transactions contemplated thereby (the “A&E Closing”), the Secured Noteholders have agreed to cancel and terminate, in full, their respective Adhera Secured Notes and any related security agreements and interests. The A&E Agreement also provides for additional Depositary Shares to be issued to the Secured Noteholders upon the achievement of certain milestones set forth therein. At their election, the Secured Noteholders may elect to limit their shareholdings in the Company to 4.99% or 9.99% and therefore receive a portion of their Depositary Shares, whether pursuant to the A&E Agreement or the Offering, in the form of pre-funded warrants. The pre-funded warrants may be exercised at any time provided the relevant shareholders’ holdings remain at or below 4.99% or 9.99%, as applicable. The A&E Closing is subject to customary closing conditions, including, among other things, the closing of the Offering.

Further, in connection with the execution of the A&E Agreement, the Company agreed to advance to Adhera, within three business days of the execution of the A&E Agreement, $60,000 of the Initial Cash Consideration, which will be creditable against the Initial Cash Consideration payable at the A&E Closing or, if the A&E Closing does not occur by March 31, 2024, repaid in full by Adhera.

In addition, at the A&E Closing, the Company will enter into a registration rights agreement (the “Adhera Registration Rights Agreement”) and lock-up agreements (the “Adhera Lock-Up Agreements”) with the Secured Noteholders. Pursuant to the terms of the Adhera Registration Rights Agreement, the Company will agree to file a registration statement with the SEC registering for resale (the “Resale Registration Statement”) of the Ordinary Shares represented by its Depositary Shares that are issued pursuant to the A&E Agreement. The Adhera Registration Rights Agreement will provide that the Resale Registration Statement will be filed no later than the 90th calendar day following the date of the A&E Closing, and have the Resale Registration Statement declared effective by the SEC as promptly as possible after the filing thereof, but in any event no later than the 90th calendar day following the filing date of such Resale Registration Statement (the “Resale Effective Date”).

Further, under the Adhera Lock-Up Agreements, in respect of Depositary Shares received pursuant to the A&E Agreement, the Secured Noteholders will agree not to resell their Depositary Shares until the earlier of (i) 90 days following the Resale Effective Date, and (ii) 180 days following the A&E Closing. During the 90 days following the Resale Effective Date, the Secured Noteholders may, as a group, sell up to an aggregate of 30% of the daily trading volume of the Company’s Depositary Shares traded on the NASDAQ Capital Market (the “Leak-Out Percentage”), unless the Depositary Share price equals or exceeds 150% of the Class A Offering Price, in which case the Secured Noteholders may sell unlimited Depositary Shares for as long as the market price remains at or above 150% of the Class A Offering Price.

The foregoing descriptions of the A&E Agreement, Adhera Registration Rights Agreement, and Adhera Lock-Up Agreements are not complete and are qualified in their entirety by reference to the full texts of the A&E Agreement, form of Adhera Registration Rights Agreement, and form of Adhera Lock-Up Agreement, which are filed hereto as Exhibits 10.1, 10.2, and 10.3, respectively, and are incorporated by reference herein.

Tolimidone License Agreement

On November 22, 2023, the Company entered into a license agreement with Melior relating to the tolimidone compound (the “Tolimidone License”). Under the Tolimidone License, the Company obtained from Melior an exclusive, worldwide, sublicensable right to develop, manufacture, commercialize, or otherwise exploit products containing tolimidone for any field.

Pursuant to the terms of the Tolimidone License, the Company agreed, within five business days following the effective date of the registration statement for the Offering, to issue to Melior 9.9% of the fully-diluted number of its Depositary Shares in upfront consideration (the “Melior Shares”); of which 50% of such Depositary Shares would be issued directly to Bukwang. The fully-diluted number of Depositary Shares is calculated based upon: (i) the number of Depositary Shares currently issued, (ii) Depositary Shares underlying currently issued in-the-money warrants, (iii) Depositary Shares to be issued pursuant to the A&E Agreement, (iv) Depositary Shares to be issued pursuant to the Tolimidone License and (v) Depositary Shares to be issued pursuant to the Offering. In addition, the Company is obligated to pay single digit tiered royalties on net sales of Tolimidone to Melior, with Melior agreeing to pay to Bukwang 50% of such royalties pursuant to a separate royalty agreement to be entered into between Melior and Bukwang (the “Proposed Royalty Agreement”).

Under the Tolimidone License, the Company, at its own cost, has the right to control the prosecution, maintenance and enforcement of the tolimidone patents, while Melior has certain step-in rights if the Company elects not to prosecute and maintain such tolimidone patents. The Tolimidone License may be terminated by Melior if the Company fails to file a registration statement to register for resale the Melior Shares within 90 days of the date the registration statement for the Offering is declared effective by the SEC, if the Company fails to obtain a minimum of $4.0 million in new equity financing within 90 days of the effective date of the Tolimidone License (the “Financing”), or if the Company fails to meet various development diligence obligations.

The effectiveness of the Tolimidone License is subject to certain conditions, including that a registration statement related to a Financing is declared effective by the SEC and, unless waived by the Company, that the Bukwang Amendment (as discussed below) has been executed.

In connection with the Tolimidone License, on November 22, 2023, Melior and Bukwang entered into an amendment (the “Bukwang Amendment”) to their License Agreement, dated November 20, 2013 (the “Bukwang License”). Under the Bukwang Amendment, Melior and Bukwang agreed that, upon the Company securing a minimum of $4.0 million in new equity financing before September 30, 2024 (the “Financing Date”), the Bukwang License shall terminate in its entirety and Bukwang shall transfer to Melior all rights, titles and interests to certain investigational new drug applications, know-how and data, and patents relating to tolimidone.

Under the Bukwang Amendment, upon the Financing Date, Melior and Bukwang will enter into the Proposed Royalty Agreement pursuant to which Bukwang shall be entitled to 50% of all payments Melior receives under the Tolimidone License, including: (i) 50% of the equity issued by the Company under the Tolimidone License, and (ii) 50% of the royalties that the Company will pay to Melior. Further, under the Proposed Royalty Agreement, Bukwang will pay to Melior $100,000 in consideration for Melior’s waiver of Bukwang’s obligation to pay patent costs pursuant to the Bukwang License, and Melior will take back responsibility for all tolimidone patent prosecution and maintenance costs.

In addition, at the time of the A&E Closing, the Company will enter into a registration rights agreements (the “Melior Registration Rights Agreement”) and lock-up agreements with Melior and Bukwang (the “Melior Lock-Up Agreement”) on substantially similar terms as the Adhera Registration Rights Agreement and Adhera Lock-Up Agreements with the Secured Noteholders, provided that, with respect to the Melior Lock-up Agreement, the Leak-Out Percentage shall be 5.5% of the daily trading volume of the Company’s Depositary Shares on the NASDAQ Capital Market for each of Melior and Bukwang.

The foregoing descriptions of the License Agreement, Melior Registration Rights Agreement, and Melior Lock-Up Agreements are not complete and are qualified in their entirety by reference to the full texts of the License Agreement, form of Melior Registration Rights Agreement, and form of Melior Lock-Up Agreement, which are filed hereto as Exhibits 10.4, 10.5, and 10.6, respectively, and are incorporated by reference herein.

Depositary Bank Update

Pursuant to Sections 5.4 and 6.2 of the Amended and Restated Deposit Agreement, dated as of February 8, 2021, by and among the Company, The Bank of New York Mellon, as depositary (the “Depositary”), and all holders and beneficial owners of Depositary Shares issued thereunder (the “Deposit Agreement”), the Depositary provided written notice to the Company of the Depositary’s resignation, such resignation to take effect upon the appointment by the Company of a successor depositary and its acceptance of such appointment as provided in Deposit Agreement.

The Company is currently in discussions with a proposed successor depositary and expects to appoint a successor in due course.

Forward-Looking Statements

This Form 6-K contains forward-looking statements that involve risks and uncertainties, such as statements related to the anticipated closing of the transactions set forth herein and statements related to the Offering. The risks and uncertainties involved include the Company’s ability to satisfy certain conditions to closing any of the transactions set forth herein on a timely basis or at all, market conditions, and other risks detailed from time to time in the Company’s periodic reports and other filings with the SEC. You are cautioned not to place undue reliance on forward-looking statements, which are based on the Company’s current expectations and assumptions and speak only as of the date of this Form 6-K. The Company does not intend to revise or update any forward-looking statement in this Form 6-K as a result of new information, future events or otherwise, except as required by law.

SUBMITTED HEREWITH

Attached to the Registrant’s Form 6-K filing for the month of November 2023 is:

Exhibit No.	Description
10.1*	Assignment and Exchange Agreement, dated as of November 22, 2023, by and between Biodexa Pharmaceuticals PLC and Adhera Therapeutics, Inc. and certain holders parties thereto.
10.2	Form of Adhera Registration Rights Agreement.
10.3	Form of Adhera Lock-Up Agreement.
10.4†	License Agreement, dated as of November 22, 2023, by and between Biodexa Pharmaceuticals PLC and Melior Pharmaceuticals I, Inc.
10.5	Form of Melior Registration Rights Agreement.
10.6	Form of Melior Lock-Up Agreement.
99.1	Press release dated November 27, 2023.

* Non-material schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company hereby undertakes to furnish supplemental copies of any of the omitted schedules and exhibits upon request by the SEC.

† Certain confidential portions of this Exhibit were omitted by means of marking such portions with brackets (“[***]”) because the identified confidential portions (i) are not material and (ii) is the type that the Registrant treats as private or confidential.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Biodexa Pharmaceuticals PLC

Date: November 27, 2023	By:	/s/ Stephen Stamp
Stephen Stamp
Chief Executive Officer and Chief Financial Officer